Reliance Energy

A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

RECEIVED
2006 OCT 31 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 82-35008

October 21, 2006

06018016

SUPPL

Mr. Paul M. Dudek
Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Dear Sir,

Sub: **Certificate as per Clause 47(c) of the Listing Agreement**

Kindly find enclosed the Certificate issued by M/s S.N. Ananthasubramanian for the period, 1st April, 2006 to 30th September, 2006 in compliance with the requirements specified in the Clause 47(c) of the Listing Agreement of the Indian Stock Exchanges.

Kindly take note of the same.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Encl.: As above

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648 Fax :91-022-2539 0292
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 604 ; email: sna@snaco.net

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Energy Limited** (the Company) and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st April 2006** and ended on **30th September 2006**; out of **3,196** share certificates lodged for transfer, **3,094** share certificates were dispatched within one month from the date of lodgement for transfer. In the case of remaining **102** share certificates, the same were dispatched after one month from the date of lodgement but within thirty-five days, in terms of the policy prescribed by the Company by virtue of which, notice of lodgement of shares for transfer were sent to sellers in respect of shares lodged in excess of 1,000 equity shares.

In case of **184** share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange(s).

S. N. ANANTHASUBRAMANIAN

C. P. Number 1774

Date: October 12, 2006

Place: Thane